

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Jiang Hui
Chief Executive Officer
Wave Sync Corp.
19 West 44th Street
Suite 1001
New York, NY 10036

> **Re: Wave Sync Corp.**
> **Form 10-K filed May 24, 2022**
> **Form 10-Q filed July 6, 2022**
> **Correspondence filed July 15, 2022**
> **File No. 001-34113**

Dear Mr. Hui:

We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

Form 10-Q filed July 6, 2022

Results of Operations, page 9

1. Please expand your disclosures to provide a substantive and informative explanation of the reported increases in revenue and cost of revenues. Disaggregate facility rental income from food and beverage income. Disclose how many days in the period that the facilities were rented so that readers can assess capacity utilization. Disclose the terms of your rental agreements for the industrial properties. Disclose any known seasonal, competitive, regulatory, or economic factors that impact the rental rates you are able to charge. Quantify the material components of cost of revenues such as facility operating costs, utilities, insurance, taxes, wages, maintenance, etc. Fully explain the specific activities you performed to generate the reported digital mining operations revenue. Disclose the normal time period required to generate revenue in these transactions, the number of

employees involved, any related party transactions, the volume of bitcoin sold, and the average price received. Disclose whether the revenue amount is equal to the cash proceeds received. If not, disclose how you valued the transaction and the material uncertainties impacting that valuation. Disclose the components of the corresponding cost of revenue component. Define the term "USDT" as it is used in your filing. We may have further comment.

Liquidity, page 11

2. Please provide a disclosure that fully explains the digital mining equipment increase reflected on page F-18. Given its materiality to your liquidity, describe the equipment, disclose its location, disclose whether it has been placed into service, disclose the intended use as well as expected costs of operation. Identify any related parties involved in these asset acquisitions.

Statements of Operations, page F-2

3. Based on your disclosures on page 9, it does not appear that you have allocated depreciation and amortization expense to Cost of Revenue. Please either make an allocation or change the account description and delete the Gross Profit line item. See SAB 11:B.

Correspondence filed July 15, 2022

Note 3, page F-18

4. It remains unclear whether there is an objective basis to value the stock issued in the November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. Please revise to fully comply with the guidance in the ASC.

Note 10, page F-22

5. We note the substantial losses incurred by your investees. Please tell us whether either investee has sold any of its own equity securities since June 2021, and if so, how the stock price in those transactions compare to the stock price you paid.

Note 15, page F-24

6. Please revise the first line of your statutory tax rate reconciliation to quantify the tax

benefit derived by multiplying your domestic federal statutory tax rate by your pre-tax loss. Complete the other line items in the reconciliation including the impact of state income taxes. See ASC 740-10-50-12.

You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202.551.7439 or Jason Drory at 202.551.8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences